Filed by HNI Corporation

(Commission File No.: 001-14225)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Steelcase Inc.

(Commission File No.: 001-13873)

August 4, 2025

The following speaking points and Q&A information were provided to HNI Corporation managers and leaders on August 4, 2025:

Leader Speaking Points:

HNI Corporation Announces Agreement to Acquire Steelcase

Leader Speaking Points (Workplace Furnishings & Corporate)

This resource is intended to be used verbally with your team—not for broad distribution.

•	I am excited about the announcement that we have reached an agreement to acquire Steelcase, an admired workplace furnishings industry leader.

•	This is great news for our business and for all of you, and a testament to your commitment and hard work.

•	With this acquisition, we will be able to provide our workplace furnishings customers with a more comprehensive range of offerings, serve more people in more places, and deliver a truly better buying experience.

•	It is important for you to know that Steelcase shares our values of respecting people, operating with excellence, and acting with integrity. These shared values will guide our integration efforts, which we expect will create new opportunities for growth and development for members.

•	While this is exciting news, it is only the first step in the process and there are multiple customary approvals and other closing conditions that need to be met. We expect to finalize these steps and close the acquisition sometime in the fourth quarter of this year.

•	For now, it is business as usual. Until we announce the completion of the transaction, HNI and Steelcase must continue to operate as two independent companies. Failure to do so could have significant legal consequences. It is important that we remain focused on our customers and continue the great work we do every day.

•	While I understand you may have questions about the combined company, we do not yet have all the answers. We are focused on a successful and seamless transition and will be transparent with you as we have updates to share.

•	It is because of your efforts, along with the contributions of members across the business, that today’s announcement was possible, and I am confident that we have the right team to continue the positive momentum.

•	I’m happy to answer any questions, understanding information is limited at this time.

Leader Q&A:

LEADER USE ONLY – NOT INTENDED FOR BROAD DISTRIBUTION

HNI Corporation Announces Agreement to Acquire Steelcase

Leader Q&A Document

This resource is intended to be used to help you answer questions you may receive from members—
not for broad distribution.

1.	Why is HNI acquiring Steelcase?

•	This acquisition brings together two respected companies with highly complementary customer segments, dealer networks, and product portfolios, which contain some of the industry’s most respected and widely recognized brands.

•	The combined company will have broader coverage across segments and a comprehensive range of offerings and solutions for customers, ranging from small and medium sized businesses to large global organizations.

•	By uniting a strong innovation engine with operational excellence, the combined organization will also accelerate delivery of more advanced solutions to customers.

•	Together, HNI and Steelcase will have enhanced financial resources, enabling investments to create compelling value for shareholders.

•	Overall, with the Steelcase portfolio of brands and as in-office work trends accelerate, HNI will be even better positioned to meet the evolving needs of the workplace, enhance dealer and customer relationships, and unlock new opportunities for growth.

2.	Will HNI’s strategy change as a result of this acquisition?

•	The proposed acquisition is fully aligned with HNI’s strategic framework focused on driving long-term profitable growth.

•	With an enhanced financial profile, HNI will be better positioned to accelerate and increase investments in long-term operational enhancements, digital transformation, and customer-centric buying experiences.

3.	Why is HNI making this acquisition now?

•	From a strategic perspective: HNI will be even better positioned to meet the evolving needs of the workplace.

•	From a financial perspective The timing was right. Our earnings have more than doubled over the past four years—through a combination of volume growth, margin expansion, and the addition of Kimball International. Our strong earnings growth and consistent cash flow have supported our stock price and helped strengthen our balance sheet.

•	From a cyclical perspective: We are increasingly bullish about the growth prospects of the workplace furnishings industry. Increased in-office work trends are a clear indication that customers understand the critical nature of the workplace to drive culture, productivity, collaboration, and innovation.

4.	Will either HNI or Steelcase move its headquarters?

•	No. HNI will continue to operate its corporate headquarters in Muscatine, Iowa, and Steelcase will maintain its head office in Grand Rapids, Michigan.

•	We do not anticipate relocating HNI members or Steelcase employees following the transaction.

5.	Will Steelcase continue to exist as its own brand?

•	Yes. This acquisition is about bringing together HNI and Steelcase’s complementary portfolios of successful brands, and we will maintain the Steelcase brand.

6.	Who will lead HNI after close?

•	Following the close of the transaction, the combined company will be led by Jeff Lorenger, HNI Corporation’s Chairman, President, and Chief Executive Officer.

•	Following closing, HNI’s Board of Directors will expand from 10 directors to 12, to include two of Steelcase’s current independent board members.

7.	What does this mean for Members?

•	Our teams will benefit from expanded career growth and development opportunities as part of a larger, more diversified organization.

•	Our members are central to HNI’s member-owner driven culture and success. We recognize they care deeply about our core beliefs and being part of a company that reflects those values.

•	HNI and Steelcase share a deep commitment to respecting people, operating with excellence, and acting with integrity.

•	These shared values will be the cornerstone of integration efforts, which will create new opportunities for growth and development for HNI members.

•	Today’s announcement is just the first step in a process that will take time, as regulatory and other closing conditions are met.

•	Until the transaction closes, which is expected at the end of the year, HNI and Steelcase will continue to operate as independent companies, and it is business as usual.

•	It is important to remain focused on customers and continue to execute on existing priorities.

8.	Will there be any changes to my reporting structure, compensation, or benefits?

•	Until the transaction closes, HNI and Steelcase will continue to operate as two separate, independent companies and it will be business as usual.

•	Throughout this process, it is important to remain focused on your existing priorities, our member-owner culture, and serving our customers.

•	We are committed to being as transparent as possible as we move through this process.

9.	Will there be layoffs associated with this deal?

•	We remain committed to supporting our talented and engaged members, who will benefit from expanded opportunities for growth and development within a larger, more diversified organization.

•	While it is common in transactions like this to see some changes in organization structure over time, there are no current plans for any significant workforce impacts.

•	It is early days and until the transaction closes, HNI and Steelcase will continue to operate as two separate, independent companies, and it is business as usual.

•	It is important to remain focused on your existing priorities, our member-owner culture, and serving our customers.

10.	Will the two cultures be compatible?

•	We thoughtfully considered this critical aspect of bringing our companies together and feel confident in our shared commitment to the same core beliefs and values.

•	It is certainly true HNI and Steelcase bring distinct cultures shaped by their individual journeys, and no doubt everyone will be exposed and learn from what each company does well.

•	We also share a deep commitment to respecting people, operating with excellence and acting with integrity.

•	These shared values will be the cornerstone of integration efforts, which will create new opportunities and growth for members.

•	As a more diversified organization with enhanced capabilities, the combined company will bring together the complementary strengths of both HNI and Steelcase to create new opportunities for growth and development for our members/employees, provide more value for our customers, and further support and invest in our communities.

11.	Will we continue to produce/sell the same products?

•	Yes. There will be no changes in how we operate, the products we make and who we sell them to.

•	This transaction brings together complementary product portfolios containing some of the industry’s most respected and widely recognized brands.

12.	Don’t we already have similar products in the same places as Steelcase?

•	The two companies have differentiated and highly complementary customer segments, dealer networks, geographies, and product portfolios. As just one example, the education space has highly complementary products and market coverage.

13.	What does this mean for dealers?

•	We will prioritize dealer and partner continuity through this transition.

•	Dealers should expect to hear from us in the ways they always have, and dealers will continue to work with the same individuals. Nothing about how we work with dealers is changing in the near term.

•	All existing agreements remain in effect, and nothing changes about our commitments to our dealers.

•	Ultimately, this transaction will enhance dealer relationships through HNI’s and Steelcase’s complementary networks and offerings.

14.	Will you continue to invest in the Allsteel, HON, KII brands?

•	Yes.

•	The combination of our organizations will strengthen our company financially, enabling us to accelerate investments in long-term operational enhancements, digital transformation, and customer-centric buying experiences.

•	These investments will benefit all of our brands and dealers.

15.	Do you have plans to combine the Allsteel and Steelcase brands, sales teams, or distribution?

•	There are no plans to change HNI or Steelcase dealer partnerships, brand distribution, or salesforces.

16.	Will there be any changes to external relationships with vendors, partners, suppliers, etc.?

•	It is business as usual. You should continue to operate the same as you have been with all vendors, partners, suppliers, etc., and uphold our commitment to providing customers with the highest level of service and quality products.

•	Until the transaction closes, HNI and Steelcase will operate as two separate, independent companies.

•	During this period, as we always do, we will continue to prioritize partner continuity.

17.	What should I do if I am contacted by an external party such as the media or an investor?

•	Today’s announcement could lead to increased interest from the media and our investors.

•	If you receive an inquiry from the media, please forward them to Steven Bradford - bradfords@hnicorp.com.

•	If you receive any investor inquiries, please forward them to Matt McCall - mccallm@hnicorp.com.

18.	Can we talk to people at Steelcase about the combination? Can we start working with them?

•	No, you should refrain from contacting anyone at Steelcase about the transaction.

•	Until we announce the completion of the transaction, HNI and Steelcase must continue to operate as two independent companies. Failure to do so could have significant legal consequences.

•	It is important that we remain focused on our customers and continue the great work we do every day.

19.	What regulatory approvals are required in the relevant jurisdictions? Do you anticipate any antitrust/regulatory concerns associated with the deal?

•	The acquisition will require clearance from regulatory officials, and, subject to such clearances, is expected to close by the end of the year.

•	We do not anticipate any antitrust or regulatory concerns.

•	Until we announce the closing of the transaction, HNI and Steelcase will continue to operate as two entirely separate and independent companies and it is business as usual.

20.	What should I expect between now and close?

•	We expect to complete the acquisition by the end of 2025. Until that time, HNI and Steelcase will continue to operate as two separate, independent companies.

•	Similar to our acquisition of Kimball International, we will assemble an integration planning team led by key members of both companies with a focus on bringing together the strengths of our organizations upon closing.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.Steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”